UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

PHARMAFRONTIERS CORP.
(Exact name of registrant as specified in its corporate charter)

Texas (State or other jurisdiction of incorporation)	0-25513 (Commission File Number)	76-033165 (IRS Employer Identification No.)
2635 N. Crescent Ridge Drive, The Woodlands, Texas 77381 (Address of principal executive offices)
(281) 272-9331 (Registrant’s telephone number, including area code)

PHARMAFRONTIERS CORP.
2635 N. CRESCENT RIDGE DRIVE, THE WOODLANDS, TEXAS 77381

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

INTRODUCTION
         This Information Statement is being mailed on or about May 3, 2006 to the holders of record at the close of business on April 27, 2006 (the “Record Date”) of common stock of PharmaFrontiers Corp., a Texas corporation (“PharmaFrontiers” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement is being delivered in connection the appointment of David Hung to the board of directors of the Company. Dr. Hung will be appointed to serve on the board of directors on the tenth day following the date of mailing of this Information Statement to shareholders of the Company as of the Record Date.

WE ARE NOT SOLICITING YOUR PROXY.
NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITY HOLDERS
IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT

FINANCING

On April 13, 2006, the Company closed (“Closed” or “Closing”) on the sale of an aggregate of 46,000,000 shares of Company common stock for $23,000,000, and in connection therewith issued warrants (collectively, “Warrants” and each a “Warrant”) to purchase an aggregate of 23,000,000 shares of Company common stock at an exercise price of $0.65 per share (the “Financing”), pursuant to a purchase agreement (the “Purchase Agreement”) entered into by and among the Company and 41 investors (the “Investors”). A copy of the Purchase Agreement was filed with the Securities and Exchange Commission (the “SEC”) as an exhibit to a Current Report on Form 8-K of the Company that was filed on April 18, 2006, and the Form 8-K is incorporated herein by reference. The Warrants will expire after five years and are exerciseable only after the Company effects a 1 for 10 reverse stock split.

Prior to the Closing of the Financing, we had 20,967,035 shares of common stock issued and outstanding. Following the Closing of the Financing, we had 66,967,035 shares issued and outstanding, of which 46,000,000 shares, or approximately 69% are now owned by the Investors (and approximately 77% will be owned by the Investors upon the full exercise of the Warrants and assuming no further issuance of our common stock).

To our knowledge, the Investors, as a whole, did not act as a group in the Financing. Of the Investors, the following Investors acquired 5% or greater of the shares of the Company’s common stock in the Financing: (i) Magnetar Capital Master Fund, Ltd (“Magnetar”), which acquired 6,400,000 shares of common stock and a Warrant to purchase 3,200,000 shares of common stock; (ii) SF Capital Partners Ltd. (“SF Capital”), which acquired 10,000,000 shares of common stock and a Warrant to purchase 5,000,000 shares of common stock; (iii) DLD Family Investments, LLC, which acquired 2,200,000 shares of common stock and a Warrant to purchase 1,100,000 shares of common stock; (iv) Special Situations Fund III QP, L.P, Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P, Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P. (collectively “Special Situation Funds”), which acquired collectively 10,000,000 shares of common stock and Warrants to purchase 5,000,000 of common stock; (v) Albert and Margaret Alkek Foundation (the “Foundation”), which acquired 5,000,000 shares of common stock and a Warrant to purchase 2,500,000 shares of common stock; and (vi) Alkek & Williams Ventures, Ltd. (“Ventures”) which acquired 2,500,000 shares of common stock and a Warrant to purchase 1,250,000 shares of common stock. For additional information on the beneficial ownership of the shares of common stock acquired by the Investors, see “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” below.

To our knowledge, Magnetar did not enter into the Financing with the purpose or effect of changing or influencing control of the Company. Pursuant to the Schedule 13D filed by SF Capital, SF Capital: (i) did not enter into the Financing with the purpose or effect of changing or influencing control of the Company, but for investment purposes; and (ii) used its own available net assets to purchase its shares of common stock and Warrants in the Financing. Pursuant to the Schedule 13G filed by Special Situation Funds, Special Situation Funds did not enter into the Financing with the purpose or effect of changing or influencing control of the Company. Pursuant to the Schedule 13D filed with the SEC on April 24, 2006, as amended, by the Foundation, Ventures, Scott Seaman, DLD Family Investments, LLC, and the other reporting persons named therein (the “Foundation 13D”), the reporting persons used their respective personal or internal funds to acquire the shares of common stock and Warrants in the Financing.

Additionally, certain of the Investors acquired in the Financing an aggregate of 27% of our common stock, without giving effect to the Warrants (including, the Foundation, Ventures, DLD Family Investments, LLC, and Special Situations Funds, collectively, the “Electing Investors”), elected to include Section 6.1(j) of the Purchase Agreement as a condition to their closing of the Purchase Agreement, pursuant to which Brooks Boveroux, Tony Kamin and Terry Wesner resigned as members of the board of directors immediately prior to Closing, and the two remaining directors appointed Scott B. Seaman and Gregory H. Bailey to fill two of the three of the vacancies at Closing.

Additionally, the Electing Investors elected to include Section 7.10 of the Purchase Agreement, which required the Company file this Information Statement as soon as practicable after the Closing, to appoint a third new director, David Hung, to fill the remaining vacancy. Dr. Hung will be appointed to serve on the board of directors on the tenth day following the date of mailing of this Information Statement. Dr. Hung did not participate in the Financing and other than options issuable upon his appointment as a director, Dr. Hung does not beneficially own any of the common stock of the Company.

In connection with the Financing, the Company paid commissions and fees to our placement agent, MDB Capital Group LLC (“MDB”) and another broker dealer, for services in connection with the Financing, in an aggregate amount of $1,754,100 and issued MDB and another broker dealer warrants to purchase an aggregate of 2,137,200 shares of common stock at an exercise price of $0.50 per share.

As of May 1, 2006, we had 66,967,035 shares of common stock issued and outstanding. Holders of common stock are entitled to one vote per share on all matters for which the security holders are entitled to vote. Normally, the election of directors requires a plurality of the affirmative votes cast by those shares entitled to vote on the election of directors that are present in person or represented by proxy at a meeting held for the election of directors. You are not required to vote on this appointment of a director and your vote is not requested.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 1, 2006, the number and percentage of outstanding shares of Company common stock owned by: (a) each person who is known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; (b) each of our directors; (c) the named executive officers as defined in Item 402 of Regulation S-B; and (d) all current directors and executive officers, as a group. As of May 1, 2006, there were 66,967,035 shares of common stock issued and outstanding.

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person by reason of such acquisition rights. The Warrants issued in the Financing are only exercisable upon the effectiveness of a 1 for 10 reverse stock split. The Company intends to file a Preliminary Proxy Statement on or about May 3, 2006, to hold a shareholder meeting on June 15, 2006, to vote on, among other items, the 1 for 10 reverse stock split. For purposes of beneficial ownership calculations herein, it is assumed that the 1 for 10 reverse stock split will be effected and the Warrants will be exercisable within 60 days from May 1, 2006. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person’s actual voting power at any particular date.

To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name and Address of Beneficial Owner (1)	Number of Shares Owned	Percentage of Class
Beneficial Owners of more than 5%
SF Capital Partners Ltd. (2)	10,000,000 (3)	14.93%
Magnetar Capital Master Fund, Ltd (4)	6,725,000 (5)	9.99%
Austin Marxe and David Greenhouse (6)	15,000,000 (6)	20.84%
Albert and Margaret Alkek Foundation (7)	6,859,724 (8)	9.99%
Alkek & Williams Ventures Ltd. (9)	4,167,974 (10)	6.08%
DLD Family Investments, LLC (11)	3,707,780 (12)	5.43%
Officers and Directors
Scott B. Seaman (9)	4,685,807 (13)	6.81%
David B. McWilliams	577,148 (14)	*
C. William Rouse	499,957 (15)	*
Gregory H. Bailey	714,275 (16)	1.06%
Paul Frison	75,000 (17)	*
David Hung	175,000 (18)	*
All directors and executive officers as a group (5 persons) **	6,552,187 (19)	9.4%
________
* Less than 1
** Dr. Hung, a proposed director, is excluded from calculation of directors and executive officers as a group. If Dr. Hung were included in such calculation, the number of shares beneficially owned by directors and executive would increase to 6,727,187 shares of common stock and 9.66%

(1)	Unless otherwise indicated, the mailing address of the beneficial owner is c/o PharmaFrontiers Corp., 2635 N. Crescent Ridge Drive, The Woodlands, Texas 77381.

(2)
Michael A. Roth and Brian J. Stark exercise joint voting and dispositive power over all of the shares of common stock beneficially owned by SF Capital Partners Ltd., but Messrs Roth and Stark disclaim beneficial ownership of such shares. The information in this footnote is primarily based on a Schedule 13G filed with the SEC on April 17, 2006 and other information provided to us. The mailing address of SF Capital Partners Ltd. is c/o Stark Offshore Management, LLC, 3600 South Lake Drive, St. Francis, WI 53235.

(3)
Excludes 5,000,000 shares of Company common stock underlying a Warrant that SF Capital Partners Ltd. is contractually prohibited from exercising to the extent that it would beneficially own in excess of 9.999% of the total number of issued and outstanding shares of common stock after such exercise.

(4)
Magnetar Financial LLC is the investment advisor of Magnetar and consequently has voting control and investment discretion over securities held by Magnetar.  Magnetar Financial LLC disclaims beneficial ownership of the shares held by Magnetar.  Alec Litowitz has voting control over Supernova Management LLC, which is the general partner of Magnetar Capital Partners LP, the sole managing member of Magnetar Financial LLC.  As a result, Mr. Litowitz may be considered the beneficial owner of any shares deemed to be beneficially owned by Magnetar Financial LLC.  Mr. Litowitz disclaims beneficial ownership of these shares. The mailing address of the beneficial owner is 1603 Orrington Ave., 13th Floor, Evanston, Illinois 60201.

(5)
Excludes 2,875,000 shares of Company common stock underlying a Warrant that Magnetar is contractually prohibited from exercising to the extent that it would beneficially own in excess of 9.999% of the total number of issued and outstanding shares of common stock after such exercise.

(6)
Consisting of: (i) 3,310,000 shares of common stock and 1,655,000 shares of common stock issuable upon the exercise of a Warrant held by Special Situations Fund III QP, L.P., (ii) 284,000 shares of common stock and 142,000 shares of common stock issuable upon the exercise of a Warrant held by Special Situations Fund III, L.P., (iii) 906,000 shares of common stock and 453,000 shares of common stock issuable upon the exercise of a Warrant held by Special Situations Cayman Fund, L.P., (iv) 4,000,000 shares of common stock and 2,000,000 shares of common stock issuable upon the exercise of a Warrant held by Special Situations Private Equity Fund, L.P., and (v) 1,500,000 shares of common stock and 750,000 shares of common stock issuable upon the exercise of a Warrant held by Special Situations Life Sciences Fund, L.P. MGP Advisors Limited (“MGP”) is the general partner of Special Situations Fund III, QP, L.P. and Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. MG Advisers, L.L.C. (“MG”) is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. LS Advisers, LLC (“LS”) is the general partner and investment adviser to the Special Situations Life Sciences Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM, MG and LS. Through their control of MGP, AWM, MG and LS, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above. The information in this footnote is primarily based on a Schedule 13D filed with the SEC on April 24, 2006 and other information provided to us. The mailing address of Messrs. Marxe and Greenhouse is 527 Madison Avenue, Suite 2600, New York, New York 10022.The mailing address of the beneficial owner is 3600 South Lake Drive, St. Francis, WI 53235.

(7)
This information is based on Foundation 13D. The Foundation acts through an investment committee of its board of directors, which includes Mr. Daniel Arnold, Mr. Joe Bailey, Mr. Scott Seaman and Ms. Randa Duncan Williams. Mr. Seaman is the executive director of the Foundation and chairman of the investment committee. The investment committee has sole voting and investment power over all of the shares of common stock beneficially owned by the Foundation. However, pursuant to the Foundation 13D, neither the executive director nor any member of the investment committee may act individually to vote or sell shares of common stock held by the Foundation; therefore, the Foundation has concluded that no individual committee member is deemed to beneficially own, within the meaning of Rule 13d-3 of the Exchange Act, any shares of common stock held by the Foundation solely by virtue of the fact that he or she is a member of the investment committee. Additionally, pursuant to the Foundation 13D, the Foundation has concluded that because Mr. Seaman, in his capacity as executive director or chairman of the investment committee, cannot act in such capacity to vote or sell shares of common stock held by the Foundation without the approval of the investment committee, he is not deemed to beneficially own, within the meaning of Rule 13d-3 of the Exchange Act, any shares of common stock held by the Foundation by virtue of his position as executive director or chairman of the investment committee. The mailing address of the beneficial owner is 1221 McKinney #4525, Houston, Texas 77010.

(8)
Consisting of: (i) 120,834 shares of common stock underlying series B warrants exercisable at $2.00 per share; (ii) 222,223 shares of common stock underlying series C warrants exercisable at $3.00 per share; and (iii) 1,350,000 shares of common stock underlying a Warrant. Excludes 1,150,000 shares of Company common stock underlying a Warrant that the Foundation is contractually prohibited from exercising to the extent that it would beneficially own in excess of 9.999% of the total number of issued and outstanding shares of common stock after such exercise.  Pursuant to the Foundation 13D, the Foundation and other reporting persons named therein may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Exchange Act.   However, the Foundation, Ventures, Chaswil, Ltd., and Mr. Seaman expressly disclaim (i) that, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, they are a member of a group with respect to securities of the Company held by DLD Family Investments, LLC, Mr. Arnold, Mr. Bailey or Ms. Williams and (ii) that they have agreed to act together with DLD Family Investments, LLC, Mr. Arnold, Mr. Bailey or Ms. Williams as a group other than as described in the Foundation 13D. Therefore, this does not include the following securities: (i) 2,333,334 shares of common stock held by DLD Family Investments, LLC; (ii) 96,667 shares of common stock underlying series B warrants exercisable at $2.00 per share held by DLD Family Investments, LLC; (iii) 177,779 shares of common stock underlying series C warrants exercisable at $3.00 per share held by DLD Family Investments, LLC; (iv) 1,100,000 shares of common stock underlying a Warrant held by DLD Family Investments, LLC; (v) 266,667 shares of common stock held by Mr. Arnold; (vi) 48,334 shares of common stock underlying series B warrants exercisable at $2.00 per share held by Mr. Arnold; (vii) 88,889 shares of common stock underlying series C warrants exercisable at $3.00 per share held by Mr. Arnold; (viii) 100,000 shares of common stock underlying a Warrant held by Mr. Arnold; (ix) 100,000 shares of common stock held by Mr. Bailey; (x) 50,000 shares of common stock underlying a Warrant held by Mr. Bailey; (xi) 2,636,667 shares of common stock held by Ventures; (xii) 99,084 shares of common stock underlying series B warrants exercisable at $2.00 per share held by Ventures; (xiii) 182,223 shares of common stock underlying series C warrants exercisable at $3.00 per share held by Ventures; (xiv) 1,250,000 shares of common stock underlying a Warrant held by Ventures; (xv) 200,500 shares of common stock held by Mr. Seaman; (xvi) 29,000 shares of common stock underlying series B warrants exercisable at $2.00 per share held by Mr. Seaman; (xvii) 53,333 shares of common stock underlying series C warrants exercisable at $3.00 per share held by Mr. Seaman; and (xviii) 75,000 shares of common stock underlying a Warrant held by Mr. Seaman. The information in this footnote is primarily based on the Foundation 13D and other information provided to us.

(9)
Chaswil, Ltd. is the investment manager of Ventures and holds voting power and investment power with respect to Company securities held by Ventures pursuant to a written agreement. Scott B. Seaman is a principal of Chaswil, Ltd and has shared voting power and shared investment power over all of the shares of common stock beneficially owned by Ventures. The information in this footnote is primarily based on the Foundation 13D and other information provided to us. The mailing address of the beneficial owner is 1221 McKinney #4545, Houston, Texas 77010.

(10)
Consisting of: (i) 99,084 shares of common stock underlying series B warrants exercisable at $2.00 per share; (ii) 182,223 shares of common stock underlying series C warrants exercisable at $3.00 per share; and (iii) 1,250,000 shares of common stock underlying a Warrant.

(11)
Randa Duncan Williams is the principal of DLD Family Investments, LLC and she may be deemed to exercise voting and investment power with respect to such shares. The information in this footnote is primarily based on the Foundation 13D and other information provided to us. The mailing address of the beneficial owner is P.O. Box 4735, Houston, Texas 77210-4735.

(12)
Consisting of: (i) 2,333,334 shares of common stock held by DLD Family Investments, LLC; (ii) 96,667 shares of common stock underlying series B warrants exercisable at $2.00 per share held by DLD Family Investments, LLC; (iii) 177,779 shares of common stock underlying series C warrants exercisable at $3.00 per share held by DLD Family Investments, LLC; and (iv) 1,100,000 shares of common stock underlying the Warrants held by DLD Family Investments, LLC. Ms. Williams is on the investment committee for the Foundation. Pursuant to the Foundation 13D, the Foundation has concluded that no individual committee member is deemed to beneficially own, within the meaning of Rule 13d-3 of the Exchange Act, any shares of common stock held by the Foundation solely by virtue of the fact that he or she is a member of the investment committee. The information in this footnote is primarily based on the Foundation 13D and other information provided to us. The mailing address of the beneficial owner is P.O. Box 4735, Houston, Texas 77210-4735.

(13)
Consisting of: (i) 175,000 shares underlying an option; (ii) 2,636,667 shares of common stock held by Ventures; (iii) 99,084 shares of common stock underlying series B warrants exercisable at $2.00 per share held by Ventures; (iv) 182,223 shares of common stock underlying series C warrants exercisable at $3.00 per share held by Ventures; (v) 1,250,000 shares of common stock underlying the Warrants held by Ventures; (vi) 29,000 shares of common stock underlying series B warrants exercisable at $2.00 per share; (vii) 53,333 shares of common stock underlying series C warrants exercisable at $3.00 per share; and (viii) 75,000 shares of common stock underlying the Warrants. (See footnote 8 for additional discussion of the information set forth in clauses (ii) through (v) of the preceding sentence.) Pursuant to the Foundation 13D, this does not include the following shares which Mr. Seaman has determined he does not have beneficial ownership or disclaimed beneficial ownership: (i) 5,166,667 shares of common stock held by the Foundation; (ii) 120,834 shares of common stock underlying series B warrants exercisable at $2.00 per share held by the Foundation; (iii) 222,223 shares of common stock underlying series C warrants exercisable at $3.00 per share held by the Foundation; (vi) 2,500,000 shares of common stock underlying a Warrant held by the Foundation; and (v) 15,000 shares of common stock that Mr. Seaman has agreed to transfer to his ex-wife pursuant to an Agreement Incident to Divorce dated April 4, 2006. (See footnote 7 for additional discussion of the information set forth in clauses (i) through (iv) of the preceding sentence.) The mailing address of the beneficial owner is 1221 McKinney #4545, Houston, Texas 77010.

(14)
Consisting of: (i) 403,333 shares of common stock underlying stock options; (ii) 37,885 shares of common stock underlying series B warrants exercisable at $2.00 per share; and (iii) 69,674 shares of common stock underlying series C warrants exercisable at $3.00 per share.

(15)
Consisting of: (i) 316,665 shares of common stock underlying stock options; (ii) 6,647 shares of common stock underlying series B warrants exercisable at $2.00 per share; and (iii) 12,225 shares of common stock underlying series C warrants exercisable at $3.00 per share.

(16)
Consisting of: (i) 175,000 shares underlying stock options; (ii)a warrant to purchase 389,275 shares of common stock exercisable at $0.50 per share; (iii) 100,000 shares of common stock held by Palantir Group, Inc., an entity in which Dr. Bailey has investment and voting power; and (iv) 50,000 shares of common stock underlying a Warrant held by Palantir Group, Inc.

(17)	Consisting of 75,000 shares of common stock underlying options.

(18)	Consisting of 175,000 shares of common stock underlying stock options.

(19)
Consisting of: (a) the following held by Mr. Seaman or which Mr. Seaman may be deemed to have voting and investment power (i) 175,000 shares underlying an option; (ii) 2,636,667 shares of our common stock held by Ventures; (iii) 99,084 shares of our common stock underlying series B warrants exercisable at $2.00 per share held by Ventures; (iv) 182,223 shares of our common stock underlying series C warrants exercisable at $3.00 per share held by Ventures; (v) 1,250,000 shares of our common stock underlying a Warrant held by Ventures; (vi) 29,000 shares of our common stock underlying series B warrants exercisable at $2.00 per share; (vii) 53,333 shares of our common stock underlying series C warrants exercisable at $3.00 per share; and (viii) 75,000 shares of our common stock underlying a Warrant; (b) the following held by Mr. McWilliams (i) 403,333 shares of common stock underlying stock options; (ii) 37,885 shares of common stock underlying series B warrants exercisable at $2.00 per share; and (iii) 69,674 shares of our common stock underlying series C warrants exercisable at $3.00 per share; (c) the following held by Dr. Bailey or which Dr. Bailey has voting and investment power; (i) 175,000 shares underlying stock options; (ii)389,275 shares of common stock underlying a warrant exercisable at $0.50 per share; (iii) 100,000 shares of common stock held by Palantir Group, Inc.; and (iv) 50,000 shares of commons underlying a Warrant held by Palantir Group, Inc.; (d) 38,333 shares of common stock underlying stock options held by Mr. Frison; and (e) the following held by Mr. Rouse (i) 316,665 shares of common stock underlying stock options; (ii) 6,647 shares of common stock underlying series B warrants exercisable at $2.00 per share; and (iii) 12,225 shares of our common stock underlying series C warrants exercisable at $3.00 per share.

DIRECTORS AND EXECUTIVE OFFICERS

Pursuant to Section 6.1(j) of the Purchase Agreement, Messrs. Boveroux, Kamin and Wesner resigned from the board of directors prior to Closing and at Closing the board appointed Scott B. Seaman and Gregory H. Bailey to the board of directors to fill two of the three vacancies until their successors are duly elected and qualified or until the next annual meeting of the shareholders. Pursuant to Section 7.10 of the Purchase Agreement, on the tenth day following the mailing of this Information Statement, David Hung will be appointed to serve on the board of directors until his successor is duly elected and qualified or until the next annual meeting of the shareholders.

Prior to the Financing

The following table sets for the individuals who served as officers and directors of the Company prior to the Closing of the Financing.

Name	Age	Position
David B. McWilliams	63	President, Chief Executive Officer and Director
Brooks Boveroux	62	Chairman of the Board
Anthony N. Kamin	45	Director
Terry Wesner	62	Director
Paul M. Frison	69	Director
C. W. Bill Rouse	58	Chief Financial Officer

After the Financing

The following table sets forth the individuals who have been (or will be, as applicable) appointed as directors or executive officers, their ages and position with the Company. Each of the directors shall serve until their successors are duly elected and qualified or until the next annual meeting of the shareholders.

Name	Age	Position
David B. McWilliams	63	President, Chief Executive Officer and Director
Paul M. Frison	69	Director
Scott B. Seaman	50	Director
Gregory H. Bailey	50	Director
David Hung	48	Director (1)
C. W. Bill Rouse	58	Chief Financial Officer

(1)	Proposed Director who will be appointed to serve on the board of directors on the tenth day following the date of mailing of this Information Statement.

David B. McWilliams - was appointed President and Director in August 2004. From December 2004 until August 2004, Mr. McWilliams was a private investor. From June 2003 to December 2003, Mr. McWilliams served as president and chief executive officer of Bacterial Barcodes, Inc., a molecular diagnostics company. From May 2002 to June 2003, Mr. McWilliams served as chief executive officer of Signase, Inc., a cancer therapy company. Mr. McWilliams served as chief executive officer of Encysive Pharmaceuticals Inc., a cardiovascular therapeutics company from June 1992 to March 2002. Prior to June 1992, Mr. McWilliams served as chief executive officer of Zonagen Inc., a human reproductive products company. Prior to that time, Mr. McWilliams was a senior executive with Abbott Laboratories and a management consultant with McKinsey & Co. He currently serves as a director of Novelos Therapeutics, Inc. Mr. McWilliams also serves on the boards of the Texas Healthcare and Bioscience Institute and the Houston Technology Center. Mr. McWilliams received an MBA in finance from the University of Chicago, and a B.A. in chemistry, Phi Beta Kappa, from Washington and Jefferson College.

Paul M. Frison - has served as a Director of the Company since November, 2004. Mr. Frison has been president and chief executive officer of the Houston Technology Center since January 1999. Before helping to found the Houston Technology Center in 1999, Frison spent 24 years as president and/or chief executive officer building three public companies, NYSE-listed LifeMark, Nasdaq-listed ComputerCraft, and Nasdaq-listed LifeCell Corp. Mr. Frison currently serves on the Board of Directors of Micromed Technologies, Inc. He received his B.A. from Occidental College in Los Angeles, California.

Scott B. Seaman - has served as a Director of the Company since April, 2006. Mr. Seaman currently serves as the executive director and treasurer of the Albert and Margaret Alkek Foundation of Houston, Texas, a private foundation primarily supporting institutions in the Texas Medical Center in Houston, Texas. Since January 1996 to present, Mr. Seaman has served as the chief financial officer of Chaswil Ltd., an investment management company. Since September 1986, Mr. Seaman has served as secretary and treasurer of M & A Properties Inc., a ranching and real estate concern. Since January 2003, Mr. Seaman has served as chairman and, since July 2004, president of ICT Management Inc., the general partner of Impact Composite Technology Ltd., a composite industry supplier. Since May 2004, Mr. Seaman has served as a Member of the Investment Committee of Global Hedged Equity Fund LP, a hedge fund. Mr. Seaman received a bachelor’s degree in business administration from Bowling Green State University.

Dr. Gregory H. Bailey - has served as a Director of the Company since April 2006. Since May 2004, Dr. Bailey has served as a managing director of MDB. From June 2002 to June 2003, Dr. Bailey served as a managing director of Gilford Securities, Inc and from 1998 to June 2002, Dr. Bailey served as a managing director of Knightsford Bank Corp.  Since May 2005, Dr. Bailey has served as director of Medivation, Inc., a public company focused on acquiring biomedical technologies. Dr. Bailey holds a M.D. from the University of Western Ontario.

Dr. David Hung - is a proposed director who will assume his directorship after ten days of the filing this Information Statement, in connection with the Purchase Agreement. Dr. Hung has served as the president, chief executive officer and on a board member of Medivation, Inc. since December 17, 2004. Dr. Hung also has served as the President and Chief Executive Officer, and member of the board of directors, of Medivation, Inc.’s subsidiary, Medivation Neurology, Inc. since its inception in September 2003. From 1998 until 2001, Dr. Hung was employed by ProDuct Health, Inc., a privately held medical device company, as Chief Scientific Officer (1998-1999) and as President and Chief Executive Officer (1999-2001). From December 2001 to January 2003, Dr. Hung served as a consultant to Cytyc Health Corporation. From July 1999 to November 2001, Dr. Hung served as president and chief executive officer of ProDuct Health, Inc. Dr. Hung received his M.D. from the University of California at San Francisco, and his M.A. and A.B. in biology and organic chemistry from Harvard College.

C. William “Bill” Rouse - Mr. Rouse has served as the Company’s chief financial officer since May 2004. Prior to May 2004, Mr. Rouse was managing director of Rouse Associates from April 1999 until May 2004. From January 1995 to April 1999 he was chief marketing officer for Futorian Inc. and from December 1990 to January 1995 he was a division general manager for Masco Corporation. Prior to 1990 Mr. Rouse was President of BEI, Inc. Mr. Rouse has led several startups and turnarounds and founded several successful companies.

Family Relationships, Arrangements and Significant Employees

There are no family relationships between or among any executive officers and directors. Other than the resignations of Messrs. Boveroux, Kamin and Wesner and the appointments of Messrs. Seaman, Bailey and Hung pursuant to the Purchase Agreement, there are no arrangements or understandings between an executive officer or director and any other person pursuant to which he was or is to be selected as an executive officer or director. We have no significant employees other than the executive officers of the Company.

Certain Relationships and Related Transactions, Business Relationships and Indebtedness of Management

Prior to the Financing, Mr. Seaman, individually owned 50,500 shares of the Company’s common stock, series B warrants to purchase 20,000 shares of the Company’s common stock, and series C warrants to purchase 40,000 shares of the Company’s common stock. In addition, Ventures, an entity in which Mr. Seaman may be deemed to have voting power and/or investment power, owned 136,667 shares of the Company’s common stock, series B warrants to purchase 99,084 shares of the Company’s common stock, and series C warrants to purchase 182,223 shares of the Company’s common stock. In connection with the Financing, (i) Mr. Seaman individually purchased 150,000 shares of the Company’s common stock and was issued a Warrant to purchase 75,000 shares of the Company’s common stock, and (ii) Ventures acquired 2,500,000 shares of the Company’s common stock and a Warrant to purchase 1,250,000 shares of the Company’s common stock. Pursuant to the Foundation 13D, Mr. Seaman has concluded that he does not have beneficial ownership of the shares of stock held by Foundation. Additionally, pursuant to the Foundation 13D, Mr. Seaman and other reporting persons named therein may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Exchange Act.   However, the Foundation, Ventures, Chaswil, Ltd., and Mr. Seaman expressly disclaim (i) that, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, they are a member of a group with respect to securities of the Company held by DLD Family Investments, LLC, Mr. Arnold, Mr. Bailey or Ms. Williams and (ii) that they have agreed to act together with DLD Family Investments, LLC, Mr. Arnold, Mr. Bailey or Ms. Williams as a group other than as described in the Foundation 13D. The reporting persons in the Foundation 13D, other than Mr. Seaman and Ventures, own in the aggregate: (i) 7,866,668 shares of common stock; (ii) 235,835 shares of common stock underlying series B warrants exercisable at $2.00 per share; (iii) 444,446 shares of common stock underlying series C warrants exercisable at $3.00 per share; and (iv) 2,600,000 shares of common stock underlying Warrants.

In connection with the Financing, (i) Palantir Group, Inc., an entity in which Dr. Bailey has voting power and/or investment power, acquired 100,000 shares of the Company’s common stock and a Warrant to purchase 50,000 shares of the Company’s common stock, (ii) MDB, an entity in which Dr. Bailey is an managing director, but disclaims any voting power and/or investment power, acquired 2,000,000 shares of the Company’s common stock and a Warrant to purchase 1,000,000 shares of the Company’s common stock, and (iii) MDB received $1,723,300 for its services in the Financing and a three year warrant to purchase 2,083,300 shares of the Company’s common stock at $0.50 per share, of which MDB assigned the right to purchase 389,275 shares of common stock to Dr. Bailey on April 24, 2006.

None of our executive officers or directors and their family members or affiliates are indebted to the Company in an amount greater than $60,000.

Committees of the Board of Directors

The board held 35 meetings during the fiscal year ended December 31, 2005. Messrs. McWilliams and Frison attended at least 75% or more of the board meetings held during the fiscal year ended December 31, 2005. Messrs. Seaman and Bailey did not attend any board meetings in fiscal 2005 because they were recently appointed to the board in April 2006. As of the date of the Information Statement, the board has three standing committees: (1) the compensation committee; (2) the audit committee; and (3) the nominating and corporate governance committee. Due to the resignations of Messrs Boveroux, Kamin and Wesner, the entire board of directors is acting as the nominating committee and audit committee and Mr. Frison is the sole member of the compensation committee. Neither Dr. Bailey nor Mr. Seaman has been appointed to any committee of the board of directors. It is expected that the nominating committee and audit committee will be reconstituted and that one or more directors will be added to the compensation committee.

Audit Committee

The Audit Committee of the Board currently consists of the entire board of directors, but it is expected that the audit committee will be reconstituted to consist of at least two non-employee directors. The audit committee selects, on behalf of our board of directors, an independent public accounting firm to be engaged to audit our financial statements, discuss with the independent auditors their independence, review and discuss the audited financial statements with the independent auditors and management and recommend to our board of directors whether the audited financials should be included in our Annual Reports to be filed with the SEC. The audit committee operates pursuant to a written charter, which was adopted in February 2005. During the last fiscal year, the audit committee held 4 meetings and the then members of the Audit Committee attended that meeting.

Upon the reconstitution of the Audit Committee, it is expected that all of the members of the audit committee will be non-employee directors who: (1) met the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (2) did not participate in the preparation of our financial statements or the financial statements of Opexa Pharmaceuticals, Inc.; and (3) are able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement. The Board has determined that Mr. Seaman qualifies as an “audit committee financial expert” as defined by Item 401(e) of Regulation S-B of the Exchange Act.

Compensation Committee

The Compensation Committee of the board consists of Mr. Frison, who is an independent director, as defined in Rule 10A-3 of the Exchange Act. The Compensation Committee reviews and approves (1) the annual salaries and other compensation of our executive officers and (2) individual stock and stock option grants. The Compensation Committee also provides assistance and recommendations with respect to our compensation policies and practices and assists with the administration of our compensation plans. The Compensation Committee held 4 meetings in the fiscal year ended December 31, 2005, and the then members of the Compensation Committee attended each meeting.

The Report of the Compensation Committee is included in this Information Statement. In addition, the Board has adopted a written charter for the Compensation Committee, adopted in August 2004, which is available on the Company’s website at www.pharmafrontierscorp.com.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of the board currently consists of the entire board of directors, but the it is expected that the nominating and corporate governance committee will be reconstituted to consisting of members each of whom are found by the board of directors to be an “independent director” pursuant to the applicable rules and regulations promulgated by the SEC. The nominating and corporate governance committee assists our board of directors in fulfilling its responsibilities by: identifying and approving individuals qualified to serve as members of our board of directors, selecting director nominees for our annual meetings of shareholders, evaluating the performance of our board of directors, and developing and recommending to our board of directors corporate governance guidelines and oversight with respect to corporate governance and ethical conduct. This committee operates pursuant to a written charter adopted in February 2005, which is available on the Company’s website at http://www.pharmafrontierscorp.com under the heading “Investor Info”. During the fiscal year ended December 31, 2005, the nominating and corporate governance committee held 4 meetings, and the then members of the Compensation Committee attended each meeting.

Consideration of Director Nominees

Director Qualifications

In discharging its responsibilities to nominate candidates for election to the board, the nominating committee has not specified any minimum qualifications for serving on the board. However, the nominating committee endeavors to evaluate, propose and approve candidates with business experience and personal skills in finance, marketing, financial reporting and other areas that may be expected to contribute to an effective board. The nominating committee seeks to assure that the board is composed of individuals who have experience relevant to the needs of the Company and who have the highest professional and personal ethics, consistent with the Company’s values and standards. Candidates should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Each director must represent the interests of all shareholders.

Identifying and Evaluating Nominees for Directors

The nominating committee will utilize a variety of methods for identifying and evaluating nominees for director. Candidates may come to the attention of the nominating committee through current board members, professional search firms, shareholders or other persons. These candidates will be evaluated at regular or special meetings of the nominating committee, and may be considered at any point during the year. The nominating committee will consider properly submitted shareholder nominations for candidates for the board. Following verification of the shareholder status of persons proposing candidates, recommendations will be aggregated and considered by the nominating committee. If any materials are provided by a shareholder in connection with the nomination of a director candidate, such materials will be forwarded to the nominating committee. The nominating committee will also review materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a shareholder.

Attendance at Annual Meetings

Members of the board of directors are encouraged to attend the Company’s annual meeting; however, attendance is not mandatory. Messrs. McWilliams and Frison attended last year’s annual meeting.

Director Disagreements with the Company

Robert Gow resigned on October 20, 2005 and Brian E. Rodriguez resigned on October 26, 2005. The following is a summary list of their disagreements with the Company: (i) Mr. Gow and Mr. Rodriquez believed that the Company failed to pursue a course of financing designed to maximize the benefit of shareholders; (ii) Mr. Gow and Mr. Rodriquez believed that the Company’s management did not actively pursue a course of action designed to increase or even preserve the value of the Company’s common stock; (iii) Mr. Gow and Mr. Rodriquez believed that certain management failed to timely terminate investment bankers that were not acting in good faith and failed to perform as represented; (iv) Mr. Gow and Mr. Rodriquez believed that the management did not, in certain cases, provide complete and accurate information to all directors, in an attempt to stall decision making or manipulate the decision of the board of directors or in some cases even mislead the board; and (v) Mr. Gow and Mr. Rodriquez believed that the management circumvented the determinations to be made by independent committees established under Sarbanes Oxley requirements, in order to achieve personal objectives and influence decision making within the Company.

The board of directors formed a special committee comprised of independent directors to address these issues and provide a report to the Board. The Special Committee of the Board of Directors with its independent counsel completed its review of statements made by Mr. Gow and Mr. Rodriguez in connection with their resignations in October, 2005. The Special Committee immediately retained independent counsel to assist with the review. The Special Committee completed its review and delivered its report and conclusions to the Board. Based on the information reviewed, the Special Committee and its counsel found no evidence relative to the statements that would provide the basis for a claim of a breach of fiduciary duty, violations of applicable law, or violation of the Company’s code of ethics governing the code of executive conduct.

Communications to the Board of Directors

The board has adopted the following policy for shareholders who wish to communicate any concern directly with the board. Shareholders may mail or deliver their communication to the Company’s principal executive offices, addressed as follows:

Addressee (*)
c/o Secretary
PharmaFrontiers Corp.
2635 North Crescent Ridge Drive
The Woodlands, TX 77381

*Addressees: Board of Directors; Audit Committee of the Board of Directors; Nominating Committee of the Board of Directors; Compensation Committee of the Board of Directors; name of individual director.

Copies of written communications received at such address will be forwarded to the addressee as soon as practicable.

Code of Ethics for the CEO, CFO and Senior Financial Officers

In 2005, in accordance with SEC rules, the then audit committee and the board adopted the CEO, CFO and Senior Financial Officers Code of Ethical Conduct. The board believes that these individuals must set an exemplary standard of conduct, particularly in the areas of accounting, internal accounting control, auditing and finance. This code sets forth ethical standards the designated officers must adhere to and other aspects of accounting, auditing and financial compliance.

Compensation Committee Interlocks and Insider Participation

The compensation committee of the board consists of Mr. Frison, who is not an officer or employee of the Company. None of the Company’s executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on the Company’s board or compensation committee. No member of the Company’s board is an executive officer of a company in which one of the Company’s executive officers serves as a member of the board of directors or compensation committee of that company.

REPORT OF THE COMPENSATION COMMITTEE

Overview

The Compensation Committee of the Board of Directors supervises our executive compensation. We seek to provide executive compensation that will support the achievement of our financial goals while attracting and retaining talented executives and rewarding superior performance. In performing this function, the Compensation Committee reviews executive compensation surveys and other available information.

We seek to provide an overall level of compensation to our executives that are competitive within our industry and other companies of comparable size and complexity. Compensation in any particular case may vary from any industry average on the basis of annual and long-term performance as well as individual performance. The Compensation Committee will exercise its discretion to set compensation where in its judgment external, internal or individual circumstances warrant it. In general, we compensate our executive officers through a combination of base salary, annual incentive compensation in the form of cash bonuses and long-term incentive compensation in the form of stock options.

Base salary levels for our executive officers are set generally to be competitive in relation to the salary levels of executive officers in other companies within our industry or other companies of comparable size, taking into consideration the position’s complexity, responsibility and need for special expertise. In reviewing salaries in individual cases the Compensation Committee also takes into account individual experience and performance.

We provide long-term incentive compensation through our stock option plan. The number of shares covered by any grant is generally determined by the then current stock price, subject in certain circumstances, to vesting requirements. In special cases, however, grants may be made to reflect increased responsibilities or reward extraordinary performance.

Chief Executive Officer Compensation

Mr. David B. McWilliams was elected to the position of chief executive officer in August 2004. Mr. McWilliams’s salary was $250,000 per year during the fiscal year ended December 31, 2005.

Mr. McWilliams executed an employment agreement with the Company in August 2004. Mr. McWilliams’s current agreement for the position of chief executive officer is at an annual salary of $250,000. The agreement includes incentives of options to purchase 370,000 shares of common stock which vested upon the Closing of the Financing at an exercise price of $3.00 per share. In January 2005, Mr. McWilliams was also awarded an incentive option to purchase 50,000 shares at an exercise price of $3.00 per share with regard to an acquisition. This option vested one-third on the award date and one-third on each of the next two anniversaries of the award date.

Mr. McWilliams’ agreement may be terminated at any time by either party for any reason and includes standard non-compete, non-disclosure, trade secret, and proprietary information protection.

The overall goal of the Compensation Committee is to insure that compensation policies are established that are consistent with our strategic business objectives and that provide incentives for the attainment of those objectives. This is affected in the context of a compensation program that includes base pay, annual incentive compensation and stock ownership.

Submitted by the Compensation Committee of the Board of Directors of PharmaFrontiers Corp.

Paul Frison

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our directors, executive officers, and the persons who beneficially own more than ten percent of our common stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Copies of all filed reports are required to be furnished to us. Based solely on the reports received by us and on the representations of the reporting persons, we believe that these persons have complied with all applicable filing requirements during the fiscal year ended December 31, 2005, except the following were reported late: (i) a Form 4 for the grant of options to Messrs. Boveroux, Wesner, Kamin for their services rendered; (ii) a Form 4 for the grant of options to Messrs. Kamin and Frison for re-election to the board; (iii) a Form 3 for Mr. Wesner; (iv) a Form 4 for the exchange of certain Company securities by Messrs. Rouse and McWilliams; (v) a Form 4 for the purchase of certain Company securities by Mr. McWilliams; (vi) a Form 4 for the sale of shares of Company common stock by Warren Lau, a then existing ten percent beneficial holder; and (vii) a Form 4 for the gifting of Company common stock to a charity and the purchase of certain Company securities by George Jarkesy, a then existing ten percent beneficial holder. Each late Form 3 and Form 4 has been filed.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

The following tables contain compensation data for our named executive officers for the fiscal year ending December 31, 2005.

Summary Compensation Table

	Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Securities Underlying Options (#)	All Other Compensation ($)
David B. McWilliams (1)	2005	250,000	-	50,000	-
	2004	83,000	-	370,000 (2)	-
	2003	-	-	-	-

C. William Rouse (3)	2005	180,000	-	50,000	-
	2004	77,500	-	100,000 (2)	-
	2003	-	-	-	-

___________
(1) Served as chief executive officer since August 2004.
(2) See “Executive Employment Contracts” for a discussion of the option.
(3) Served as chief financial officer since May 2004.

Option Grants in Last Fiscal Year

(Individual Grants)

Name	Number of Securities Options Granted	% of Total Options Granted to Fiscal Year	Exercise/Base Price ($/Share)	Expiration Date
David B. McWilliams	50,000	2%	3.00	01/21/2010
Bill Rouse	50,000	2%	3.00	01/21/2010

Options Exercises and Fiscal 2005 Year End Values

	Number of Shares		Value of Unexercised
	Underlying Unexercised		In-the-Money Options
	Options at December 31, 2005		at December 31 2005 (1)
Name	Exercisable	Unexercisable	Exercisable		Unexercisable
David B. McWilliams	243,333	176,667	$	- (1)	$	- (1)
Bill Rouse	99,999	50,001	$	- (1)	$	-(1)

(1)
The value of “in-the-money” stock options represents the difference between the $3.00 exercise price of such options and the fair market value of $0.60 per share of common stock as of December 31, 2005, the closing price of the common stock reported on the OTC Bulletin Board for December 30, 2005.

Executive Employment Contracts

David B. McWilliams has an existing employment agreement with the Company that he entered into effective August, 2004. Mr. McWilliams current agreement for the position of chief executive officer is at an annual salary of $250,000 and may be terminated by us or him at any time for any or no reason. Mr. McWilliams has the right to purchase 370,000 shares of Company common stock exercisable at a price per share of $3.00, which all vested upon the Closing of the Financing. In January 2005, Mr. McWilliams was granted an option to purchase 50,000 shares of common stock at a purchase price of $3.00 per share, of which 16,667 shares vested immediately, 16,667 shares vested in January 2006 and 16,666 shares will vest in January 2007. In May 2006, subject to the shareholders’ approval of an amendment to the June 2004 Compensatory Stock Option Plan (“Plan”) increasing the number of shares of common stock authorized for issuance under the Plan, Mr. McWilliams was granted a ten year option for purchase 1,200,000 shares of common stock at $0.50 per share vesting in three years with ninety day acceleration upon Mr. McWilliams termination.

C. William “Bill” Rouse entered into an employment agreement, expiring June 2006, providing for an annual salary of $180,000. Mr. Rouse has the right to purchase 100,000 shares of Company common stock exercisable at a price per share of $3.00. This option will vest in three parts: 33,333 on April 29, 2005, 33,333 on April 29, 2006 and finally 33,334 on April 29, 2007. Any unexercised options will expire on April 29, 2009. In January 2005, Mr. Rouse was granted an option to purchase 50,000 shares of common stock at a purchase price of $3.00 per share, of which 16,667 shares vested immediately, 16,667 shares vested in January 2006 and 16,666 shares will vest in January 2007. In May 2006, subject to the shareholders’ approval of an amendment to the Plan increasing the number of shares of common stock authorized for issuance under the Plan, Mr. Rouse was granted two options: (i) a five year option exercisable at $0.50 per share to purchase 650,000 shares of common stock, 1/3 vesting immediately and the balance vesting one year from the grant date, with no acceleration or termination provisions resulting from Mr. Rouse’s termination of employment with the Company; and (ii) a five year option exercisable at $0.50 per share to purchase 100,000 shares of common stock to become vested if the Company’s registration statement to be filed pursuant to the Financing is filed with the SEC and deemed effective by the SEC without triggering any payment obligations as provided for in the Financing, with no acceleration or termination provisions from Mr. Rouse’s termination of employment with the Company.

Compensation of Directors

Mr. Frison was compensated $2,500 quarterly plus $1,000 for each regular board meeting attended in person and $500 for each regular meeting attended by teleconference. Mr. Frison is also compensated $1,000 for each compensation committee meeting he attends and $500 for each nominating committee meeting he attends. Mr. McWilliams who is a director and an officer does not receive any compensation for his services as a member of our board of directors. Subject to the shareholders’ approval of an amendment to the Plan increasing the number of shares of common stock authorized for issuance under the Plan, as director’s compensation for the period ending April 13, 2007, the Company approved the issuance of a ten year option to purchase 350,000 shares of common stock to Dr. Bailey, Mr. Seaman and Dr. Hung at an exercise price of $0.52 per share. Each of these options vest 50% on the date of grant, 25% on the first anniversary and the remaining 25% on the second anniversary with ninety day acceleration upon the directors termination We reimburse our directors for travel and lodging expenses in connection with their attendance at board and committee meetings.

Subsequent to the Financing, the board approved the accelerated vesting of the options held by Messrs. Boveroux, Wesner, Kamin and Frison and extended the term to exercise for three years. In addition, subject to the shareholders’ approval of an amendment to the Plan increasing the number of shares of common stock authorized for issuance under the Plan, as compensation for the directors’ prior efforts, the board approved the issuance of three year options to purchase 20,000 shares to each of Messrs. Boveroux, Wesner and Kamin and 25,000 shares to Mr. Frison. These options are exercisable at $0.52 per share and vest in one year.

End of Filing